Via Facsimile and U.S. Mail
Mail Stop 6010

January 30, 2007

Timothy Fairbanks
Chief Financial Officer
NationsHealth, Inc.
13630 N.W. 8th Street, Suite 210
Sunrise, FL 33325

> **Re: NationsHealth, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2005**
> **Filed March 31, 2006**
> **File No. 000-50348**

Dear Mr. Fairbanks:

    We have reviewed your December 20, 2006 response to our December 6, 2006
letter and have the following comments. In our comments, we ask you to provide us with
information so we may better understand your disclosure. After reviewing this
information, we may raise additional comments.

General

1. Please confirm that you will include disclosures in future filings similar to your
    responses to prior comments one through four.

Notes to Consolidated Financial Statements

Note 4. CIGNA Agreement, page 49

2. Refer to your response to prior comment five. Please tell us your basis under GAAP
    for recording "direct contract acquisition cost" as an asset for the value of the equity
    instruments issued to CIGNA in connection with your strategic alliance agreement.
    Please cite authoritative literature that supports your accounting treatment. Neither
    EITF 96-18 nor EITF 00-18 to which you refer provide guidance for determining an
    asset under GAAP. Also, please tell us why you describe this asset as "deferred
    equity compensation" on your balance sheet as that description does not appear
    consistent with "direct contract acquisition cost."

*   *   *   *

Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your response to our comments and provides requested information. Detailed letters greatly facilitate our review. You should furnish the letter to us via EDGAR under the form type label CORRESP.

You may contact Todd Sherman, Staff Accountant, at 202-551-3665 or Don Abbott, Senior Accountant, at 202-551-3608 if you have questions regarding the comments. In this regard, do not hesitate to contact me, at (202) 551-3679.

Sincerely,

Jim B. Rosenberg
Senior Assistant Chief
Accountant